Immatics Corporate Presentation June 02, 2022 Exhibit 99.3

Forward-Looking Statements This presentation (“Presentation”) is provided by Immatics N.V. (“Immatics” or the “Company”) for informational purposes only. The information contained herein does not purport to be all-inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision.  Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the clinical trial application for IMA204, IMA301, IMA401, the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Company undertakes no duty to update these forward-looking statements.  No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. Clinical study results and associated biomarker studies presented within this presentation are  by definition prior to completion of the clinical trial and a clinical study report and, are therefore, preliminary in nature and subject to further quality checks including customary source data verification. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization.

Building a Leading TCR Therapeutics Company Intro Clinical PoC for Cell Therapy Objective responses across multiple solid tumors in early TCR-T clinical development Differentiated Approach Unique technologies to identify true cancer targets and right TCRs Strategic Partnerships World-leading industry players with synergistic expertise Solid Cash Runway To reach next value inflections points across our portfolio Therapeutic Opportunity Addressing relevant patient populations across multiple solid cancer indications Comprehensive TCR Approach Building a TCR-T Cell Therapy and TCR Bispecifics Pipeline

Our TCR-based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface Intro

Two TCR-based Therapeutic Modalities Distinct mechanisms of actions and therapeutic application to address the needs of a broad patient population at different stages of disease and with different types of tumors Intro

Modality Product Candidate Target Preclinical Phase 1a1 Phase 1b1 Phase 2/3 ACTengine® Autologous ACT IMA203 PRAME IMA203CD8 PRAME IMA201 MAGEA4/8 IMA204 COL6A3 Autologous ACT 4 programs Undisclosed 2 programs Undisclosed ACTallo® Allogeneic ACT IMA30x Undisclosed 2 programs Undisclosed TCER® Bispecifics IMA401 MAGEA4/8 IMA402 PRAME IMA40x Undisclosed Bispecifics 3 programs Undisclosed Our Pipeline of TCR-based Adoptive Cell Therapies and Bispecifics Intro 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor + Checkpoint Inhibitor2

Strategic Collaborations Synergistic Expertise that Can Foster Transformative Innovations for ACT and Bispecifics Research collaboration to develop bispecific immunotherapies 3 Immatics targets $54 M upfront Co-promotion option Broadening the clinical framework beyond our pipeline Research collaboration to develop TCR-T therapies 4 Immatics targets (3 in 2019 + 1 in 2022) $75 M (2019) + $20 M (2022) upfront; Opt-in rights for BMS Co-development/Co-fund option Research collaboration to develop TCR-T therapies 2 Immatics targets $50 M upfront Co-development option Clinical co-development collaboration to develop Immatics’ TCR Bispecific program TCER® IMA401 $150 M upfront Co-promotion option in the US Research collaboration to develop off-the-shelf allogeneic γδ-based TCR-T/ CAR-T programs $60 M upfront 2022 2018 2019 2020 2021 Each of our 11 partnered programs may be eligible for >$500 million aggregated milestone payments Tiered royalties Intro

Immatics and Bristol Myers Squibb – New Allogeneic Multi-program Collaboration Leveraging Complementary Technologies & Capabilities for the Benefit of Cancer Patients Off-the-shelf allogeneic TCR-T/CAR-T therapies for patients with solid cancers Activities for initial 2 BMS programs: Clinical development and commercialization Innovative γδ-derived allogeneic cell therapy platform ACTallo® Activities for initial 2 BMS programs: Preclinical development Expertise in oncology drug development and commercialization Complementary next-gen technologies to potentiate anti-tumor activity Bristol Myers Squibb Immatics Initial 2 BMS programs Up to 4 additional BMS programs (TCRs developed in the context of the autologous TCR-T collaboration1 might feed into allogeneic TCR-T programs) Up to 4 Immatics programs State of the art gene editing & manufacturing 1 Exclusive options to 3 Immatics TCR-T targets in 2019, expansion in 2022 by exclusive option to 1 additional Immatics TCR-T target Intro

IMA201 / IMA401 IMA202*  IMA203 / IMA402 IMA204 MAGEA4/8 MAGEA1 PRAME COL6A3 exon 6 Selected  solid cancer indications with significant target prevalence1 Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% HCC– 40% Squamous NSCLC – 35% Sarcoma Subtypes – up to 30% Melanoma – 30% Bladder Carcinoma – 20% Esophageal Carcinoma – 20% Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80%2 Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma –  up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma– 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC– 55% Adeno NSCLC– 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% Addressing Relevant Patient Populations across Multiple Solid Cancers 1 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); 2 Based on metastatic uveal melanoma patients screened in IMA203 study (N=12); * Strategic options for the program and the target MAGEA1 under evaluation. Intro IMA200 & IMA400 programs demonstrate relevant expression in multiple solid cancers

IMA201 IMA202* IMA203 Peptide Target HLA-A*02-presented peptide derived from MAGEA4/8 MAGEA1 PRAME shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density1 100-1,000 copies/cell 50-900 copies/cell 100-1,000 copies/cell T cell Receptor (TCR) High-affinity specific TCRs with high functional avidity2 High-affinity natural TCR Natural TCR ~10 ng/ml Natural TCR ~15 ng/ml Pairing-enhanced TCR ~5 ng/ml T cell Product Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence 7-10 days3 7-10 days3 7 days3 Key Features of Our Clinical ACTengine® Programs 1 Applying XPRESIDENT® quantitative mass spectrometry engine; target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed (25-75% percentiles); 2 Applying XCEPTOR® TCR discovery and engineering platform; functional avidity: EC50 half maximal effective concentration, 3 Manufacturing time (activation, transduction and expansion) without release testing; * Strategic options for the program and the target MAGEA1 under evaluation. Differentiated Targets, TCRs and Cellular Manufacturing Designed to Enhance Safety and Activity Intro

ACTengine® IMA203 – TCR-T Targeting PRAME

ACTengine® IMA203 – TCR-T Targeting PRAME Broadly Expressed Target on Multiple Solid Cancers Combined with Highly Specific TCR HLA-A*02-presented peptide derived from PRAME Naturally and specifically presented on tumors at high target density1: 100-1,000 copies/cell Identified and validated by XPRESIDENT® quant. mass spectrometry platform High-affinity, specific TCR targeting PRAME Pairing-enhanced, engineered TCR to avoid mispairing High functional avidity2: EC50 ~5 ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform TARGET TCR CLINICAL DATA N=18 pts treated in phase 1 dose escalation cohort Manageable tolerability profile; no additional DLTs3 & no CRS/ICANS ≥ grade 3 16 patients with at least one post treatment tumor assessment Objective responses in 50% (8/16) of patients, thereof 62% (8/13) of responses above DL1; all doses still below 1 bn cells PATIENT POPULATION4 Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80%5 Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma –  up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma– 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Data cut-off – 05-Oct-2021 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 One DLT in DL2 previously reported in March 2021, fully resolved; 4 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); 5 Based on metastatic uveal melanoma patients screened in IMA203 study (N=12) IMA203

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR-T Approach IMA203

Optimized Cell Therapy Products to Enhance T cell Persistence & Efficacy Current Proprietary Manufacturing Protocol for ACTengine® Product Candidates Proprietary Manufacturing Process, designed to reduce manufacturing process to approx. 1 week shorten vein-to-vein time generate younger T cells with increased proliferative capacity improve engraftment and persistence in patients while utilizing smaller doses In-house state-of-the-art cGMP Facility1 Manufacturing by Immatics personnel Maximum capacity: 48 manufacturing runs/month Substantial in-house process development expertise 1 Exclusive access through collaboration with UT Health, Houston, TX Expedited QC testing (~1 week) Manufacturing time (~1 week) QC testing (Full sterility, 2 weeks) Manufacturing time (~1 week) Commercial ACTengine® expected ~2 weeks ACTengine® IMA200 programs: ~3 weeks Leukapheresis Infusion-Ready ACTengine®

ACTengine® IMA203 – Patient Flow HLA-A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow-up Screening & Manufacturing Phase ACTengine® Manufacturing by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m2 Fludarabine1 and 500 mg/m2 Cyclophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL-2 1m IU daily days 1-5 and twice daily days 6-10* Safety and efficacy monitoring for 12 months IMA201 IMA202 IMA203 * IL-2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3; 1 Dose reduction of Fludarabine (from 40mg/m2 to 30mg/m2) was introduced prior to treatment of the first patient on dose level 3 Leuka- pheresis IMA203

ACTengine® IMA203 – Key Objectives & Trial Design Presented at SITC Conference as Late-Breaking Presentation (Cut-off October 05, 2021) Trial Design & Recruitment Status 1 Enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during dose escalation observation periods, or in case of lower production yields; * One patient infused at the same dose level as part of the enrichment cohort; **Dose is shown as transduced viable CD8 T cells per m2 total body surface area Key Study Objectives Primary: Safety Investigation of Adverse Events, Determination of a recommended Phase 2 dose Secondary: Biological and Clinical Activity T cell engraftment and persistence Objective responses as per RECIST1.1 Duration of response Exploratory Tumor Infiltration Data cut-off – 05-Oct-2021 18 patients1 infused with PRAME-directed T cells at 5 clinical sites N=3 ** N=3 Ongoing N=1 N=4 patients treated at intermediate dose levels1 N=7* IMA203

ACTengine® IMA203 – Safety Profile Manageable & Transient Treatment-emergent Adverse Events – No ≥ Grade 3 CRS or ICANS Adverse event All grades ≥ Grade 3 No. % No. % Patients with any adverse event 19 100.0 19 100.0 Adverse Events of Special interest Cytokine release syndrome 17 89.5 0 0.0 ICANS2 4 21.1 0 0.0 Blood and lymphatic system disorders Neutropenia* 16 84.2 15 78.9 Anaemia 16 84.2 9 47.4 Thrombocytopenia 15 78.9 7 36.8 Lymphopenia* 14 73.7 14 73.7 Leukopenia* 12 63.2 11 57.9 Cytopenia 1 5.3 1 5.3 Infections and infestations Enterococcal infection 1 5.3 1 5.3 COVID-19 1 5.3 1 5.3 Appendicitis 1 5.3 1 5.3 Sepsis3 1 5.3 1 5.3 Respiratory, thoracic and mediastinal disorders Hypoxia 2 10.5 1 5.3 Pleural effusion 2 10.5 1 5.3 Bronchial obstruction 1 5.3 1 5.3 Metabolism and nutrition disorders Hyponatraemia 7 36.8 1 5.3 Hypokalaemia 5 26.3 1 5.3 Decreased appetite 3 15.8 0 0.0 Adverse event All grades ≥ Grade 3 No. % No. % table continued… Cardiac or vascular disorders Hypertension 3 15.8 2 10.5 Atrial fibrillation 2 10.5 14 5.3 General disorders and administration site conditions Fatigue 7 36.8 1 5.3 Pyrexia 5 26.3 0 0.0 Oedema peripheral 3 15.8 0 0.0 Gastrointestinal disorders Nausea 12 63.2 0 0.0 Vomiting 7 36.8 0 0.0 Diarrhoea 7 36.8 0 0.0 Constipation 6 31.6 0 0.0 Investigations Aspartate aminotransferase increased 5 26.3 0 0.0 Alanine aminotransferase increased 4 21.1 0 0.0 Blood creatinine increased 4 21.1 0 0.0 Other Rash 5 26.3 0 0.0 Myalgia 4 21.1 0 0.0 Arthralgia 3 15.8 0 0.0 Alopecia 3 15.8 0 0.0 Rash maculo-papular 2 10.5 1 5.3 Orchitis 1 5.3 1 5.3 Contrast media allergy 1 5.3 1 5.3 TEAEs by maximum severity (N=19)1 1 All treatment-emergent adverse events (TEAEs) with grade 1-2 occurring in at least 3 patients (incidence ≥15.8%) and additionally all events with grade 3-5 regardless of relatedness to study treatment are presented. Data source: clinical database. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5.0. Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 Patient died from sepsis of unknown origin and did not receive IMA203 T cells; 4 DLT: Dose limiting toxicity; *100% of patients experienced transient cytopenias ≥ Grade 3 (CTCAE v5.0) DLT: Transient, Grade 3 atrial fibrillation Onset on day 5 post infusion that resolved within 48h DLT triggered expansion of DL2 CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far Most Adverse Events were associated with lymphodepletion Data cut-off – 05-Oct-2021 IMA203

ACTengine® IMA203 – Change in Target Lesions Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells 1 RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions (leptomeningeal disease) at week 12 2 Patients dosed with DL2, EC1 and EC2; * Confirmed at subsequent scan; ** Confirmation pending as of data cut-off Preliminary Objective Response Rates (RECIST1.1., confirmed and unconfirmed) All doses Dosed above DL1 All comers 8/16 (50%) 8/13 (62%) Melanoma 3/3 (100%) 3/3 (100%) Head & Neck Cancer 1/3 (33%) 1/1 (100%) Synovial Sarcoma 3/5 (60%) 3/5 (60%) Uveal Melanoma 1/2 (50%) 1/2 (50%) Best Overall Response (RECIST1.1) ** Data cut-off – 05-Oct-2021 IMA203

Patient ID Indication Dose 203-DL1-01 Head & Neck Cancer DL1         203-DL1-02 Head & Neck Cancer DL1           203-DL1-03 Ovarian Cancer DL1       203-EC1-01 Melanoma EC1     203-EC1-02 Melanoma EC1     203-EC1-03 Uveal Melanoma EC1     203-DL2-01 Synovial Sarcoma DL2     203-DL2-02 Synovial Sarcoma DL2     203-DL2-03 Synovial Sarcoma DL2   203-DL2-04 Synovial Sarcoma DL2   203-DL2-05 Head & Neck Cancer DL2   203-DL2-06 NSCLC DL2     203-EC2-01 SCC EC2 203-DL3-01 Uveal Melanoma DL3 203-DL3-02 Melanoma DL3 203-DL3-03 Synovial Sarcoma DL3 ACTengine® IMA203 – Response Over Time Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells x x x x x Alive (time from infusion to data cut-off or death) PD Deceased x x SD PR Week Month x x x x 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 x PR ongoing at data cut-off According to RECIST1.1 First tumor response assessment x Data cut-off – 05-Oct-2021 IMA203

ACTengine® IMA203 – Engraftment, Persistence & Tumor Infiltration Clinical Responses Consistent with Biological Data T cell Engraftment & Persistence Tumor Infiltration post Infusion2 1 Mann-Whitney U test, p=0.065; 2 Post infusion biopsies at week 6 (except one patient with SD at week 3); 3 Mann-Whitney U test, p=0.0159 Case study High T cell engraftment and persistence with trend for association of peak vector copies with clinical response1 High T cell infiltration observed through serial biopsies associated with clinical response3 Data cut-off – 05-Oct-2021 p=0.0159 IMA203

ACTengine® IMA203 – Case Study Patient IMA203-DL3-01 Confirmed Partial Response with Deepening Tumor Regression in Multiple Lesions Liver metastasis Lung metastasis Sub cut. metastasis Change in Target Lesions T cell Persistence & Peak Response in the Blood 62-year-old female; metastatic uveal melanoma High tumor burden in multiple organs Infused at refractory disease after failing 4 prior lines of therapy including 2 lines of CPI1 Patient received total dose of 0.59 billion transduced T cells following lymphodepletion T cell persistence until end of observation & detection in the tumor All lesions decreased at week 6 - 40% decrease in target lesions response deepened at week 12 to 63% decrease Best Response (RECIST1.1): PR (confirmed & ongoing) Baseline Week 12 IMA203 1 Immune checkpoint inhibitor Data cut-off – 05-Oct-2021

Preliminary Findings after Completion of Dose Level 3 ACTengine® IMA203 PRAME – Phase 1a Dose Escalation Interim Update 1 DLT: dose-limiting toxicity, since March 17, 2021 (reported DLT at DL2); 2 CRS: cytokine release syndrome, ICANS: Immune effector cell-associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu et al., 2018); 3 Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2 Additional DLTs1 ORR3 at DL2*& DL3 (8/13 patients) – all still dosed below 1 bn cells SAFETY CLINICAL ACTIVITY BIOLOGICAL ACTIVITY 3 0 Dose levels completed, all below 1 bn cells 0 Grade ≥3 CRS or ICANS2 50% 62% ORR3 across all doses and multiple solid cancers (8/16 patients) Blood Tumor High T cell engraftment and persistence High T cell infiltration associated with clinical response Data cut-off – 05-Oct-2021 IMA203 Objective responses observed across multiple tumor types at dose levels below 1 billion T cells originally presumed to be subtherapeutic

Our Plans to Achieve Long-Lasting Responses with TCR-T cells against PRAME Phase 1b Cohort A: IMA203 Monotherapy at Target Dose1 Phase 1b Cohort B: IMA203 at Target Dose plus Checkpoint Inhibitor3 Phase 1b Cohort C: IMA203CD8 2nd Gen Phase 1a: IMA203 Monotherapy Dose Escalation in Basket Trial Addressing Relevant Secondary Resistance Mechanisms to Increase Durability of Response Patient treatment in Ph1a completed & provisional RP2D1 determined early 2022 Ph1b Expansion starting 2022 Ph2b Pivotal Trial(s) 1 2 3 Each expansion cohort is designed to evaluate the observed objective response rate, demonstrate durability of response & provide the basis for entering registration trials Enrolling patients  Enrolling patients Enrollment planned for Q2 Increasing T cell:Tumor cell Ratio2 Blocking PD-1/PD-L1 pathway Adding functional CD4 T cells4 IMA203 1 Exploration of higher dose (DL5) planned; 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood advances; 3 Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor 4 Demonstrated to be important for long-term remission: Melenhorst et al. 2022 Nature

ACTengine® IMA203CD8 – Next-generation TCR-T Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials Recent data from leukaemia patients treated with CAR-T achieving decade-long remissions show that CD4 T cells dominate at the later time points of response1 Functional superiority of the CD8αβ construct over multiple other CD8 constructs in preclinical experiments Proprietary 4-in-1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME-specific IMA203 TCR and CD8αβ construct (IMA203CD8) IND for IMA203CD8 product candidate granted by FDA TUMOR CELL DEATH CD4 T CELL Cytotoxic Activity CD8 T CELL T cell Help Cytotoxic Activity IMA203CD8 1 Melenhorst et al. 2022 Nature

ACTengine® IMA203CD8 – Preclinical Assessment of Anti-Tumor Efficacy Co-Transduction of CD8 Enhances Anti-Tumor Activity in Vitro IMA203CD8 TCR IMA203 TCR Non-Transduced Control Serial Killing Assay – CD8 & CD4 T cells Engagement of CD4 T cells may enhance depth and durability of anti-tumor response and clinical outcome of TCR-T in solid cancer patients 2nd addition of tumor cells 3rd addition of tumor cells Tumor Growth Hours after co-culture Full Data Presentation at SITC 2021: Improved anti-tumor activity of next-generation TCR-engineered T cells through CD8 co-expression Day 0 Day 3 No CD4 T cells IMA203 TCR Day 6 IMA203CD8 TCR 3D Spheroid Killing – CD4 T cells IMA203CD8

ACTengine® IMA201 Targeting MAGEA4/8 Key Features HLA-A*02-presented peptide derived from MAGEA4 and/or MAGEA/8 >5-fold higher peptide copy number per tumor cell than a commonly used MAGEA4 target Naturally and specifically presented on tumors at high target density1: 100-1,000 copies/cell Identified and validated by XPRESIDENT® quant. mass spectrometry platform High-affinity, specific TCR targeting MAGE4/8 High functional avidity2: EC50 ~10 ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform Dose escalation ongoing, target dose level to commence Too early for assessment of safety or anti-tumor activity Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) TARGET TCR CLINICAL DATA PATIENT POPULATION3 IMA201 Status – 02-June-2022

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma Key Features HLA-A*02-presented peptide derived from COL6A3 exon 6 Naturally and specifically presented on tumors at high target density1: 100-700 copies/cell Novel tumor stroma target identified and validated by XPRESIDENT® quant. mass spectrometry platform High-affinity, specific TCR targeting COL6A3 exon 6 Affinity-maturated, CD8-independent TCR High functional avidity2: ~0.01ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells Complete tumor eradication in in vivo mouse models Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC– 55% Adeno NSCLC– 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) TARGET TCR PRECLINICAL DATA PATIENT POPULATION3 IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets IMA204

ACTengine® IMA204 – High Affinity, CD8-independent TCR Complete Tumor Eradication in vitro & in vivo1 by Affinity-enhanced IMA204 TCR CD8-independent TCR leads to tumor eradication in all mice treated Control IMA204 TCR D7 D16 D22 D29 Affinity maturated CD8-independent, next-generation TCR engages both CD4 and CD8 T cells without the need of CD8 co-transduction IND-enabling studies are nearing completion Stroma cells Tumor cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample 1 In vivo data in collaboration with Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website. COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers IMA204

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach Off-the-shelf cell therapy, no need for personalized manufacturing à reduced logistics and time to application Potential for hundreds of doses from one single donor leukapheresis à lower cost of goods Use of healthy donor material provides standardized quality and quantity of starting material γδ T cell Cell Engineering (gene editing & enhancements) γδ T cell Collection from Healthy Donor Expansion Off-the-shelf Products Patient Treatment ACTallo®

Why γδ T cells? γδ T cells Are Well Suited for an Off-the-shelf Cell Therapy Approach γδ T cells are abundant in the peripheral blood show intrinsic anti-tumor activity naturally infiltrate solid tumors & correlate with favorable prognosis are HLA-independent, thus do not cause graft-vs-host disease in allogeneic setting can be expanded to high numbers in a cGMP-compatible manner can be effectively redirected using αβ TCR or CAR constructs In vitro anti-tumor activity γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR+ + tumor cells αβ T cells TCR+ + tumor cells ACTallo® Expansion Fold-growth (target-positive tumor cells) 0 5 10 15 20 25 0.001 0.01 0.1 1 10 100 1000 10000 100000 1000000 Day F o l d e x p a n s i o n o f T c e l l s γδ

TCER® – TCR Bispecifics

TCER® – Mechanism of Action Immatics’ Off-the-Shelf TCR Bispecifics Approach TCER®

TCER® – Immatics’ Half-Life Extended Bispecifics pHLA targeting TCR High-affinity TCR targeting HLA-restricted tumor-specific peptides Broad therapeutic window through XPRESIDENT®-guided affinity maturation (>1000x)1 Complete tumor eradication in mouse xenograft models at low doses T cell recruiting antibody Low-affinity T cell recruiter against both TCR & CD3 Optimized biodistribution aiming for enrichment at tumor site and prevention of CRS2  Superior anti-tumor activity in mouse models as compared to widely used CD3 recruiters Next-generation TCER® format  Off-the-shelf biologic with antibody-like manufacturability3 and low cost of goods Superior anti-tumor activity4 compared to six alternative bispecific formats Half-life of several days expected in humans TCER® T cell recruiting antibody pHLA targeting TCR Fc domain (silenced) with KiH technology Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients 1 As compared to natural TCR; 2 Based on literature data for other low-affinity recruiters (e.g. Harber et al., 2021, Nature); 3 Production in mammalian cells (CHO cells); 4 Based on preclinical testing TCER®

TCER® – Development of a Proprietary TCR Bispecific Format Flexible Plug-and-play Platform Designed to Efficiently Generate New TCR Bispecifics Immatics developed a proprietary TCR Bispecific format for specific targeting of tumor-specific pHLA at low copy numbers TCER® format successfully validated for different TCRs and different T cell recruiting antibodies Fc-domain (silenced IgG1, heterodimerization via KiHS-S) anti-pHLA TCR high affinity T cell-recruiting Ab low affinity NH2 NH2 COOH COOH CH3 CH2 Hinge CH3 KiH VL Vβ VH Vα TCER®

Potency of Our Proprietary TCR Bispecific Format TCER® Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody TCER® format had higher combination of potency and specificity1 than six alternative TCR Bispecific format designs evaluated TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target-positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Portfolio Building a Pipeline of Next-Gen Half-Life Extended TCR Bispecifics IMA401 IMA402  IMA40X MAGEA4/8 PRAME Undisclosed Status Start of Phase 1 trial in May 2022 Clinical GMP batch targeted in 2022 Phase 1 trial in 2023 TCER® engineering and preclinical testing ongoing Preclincial Proof-of-concept – Efficacy / Safety Complete remission of estab. tumors in xenograft mouse models at low doses  Very broad therapeutic window (reactivity tumor compared to normal cells) In vitro potency at physiological target levels with EC50 <100 pM Complete remission of established tumors in xenograft mouse models n/a Half-life Half-life extended to several days via effector function silenced Fc part Several days (preliminary results) Clinical  Development Strategy First-in-human basket trial Adaptive design aiming at fast dose escalation Development strategy includes TCER® as add on to checkpoint inhibitor-based standard of care in early lines of treatment TCER® 1 Clinical trial application – the European equivalent of an Investigational New Drug (IND) application

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 Trial Overview Primary Objective Biomarker positive patients with recurrent and/or refractory solid tumors HLA-A*02:01 MAGEA4/8 (Immatics’ IMADetect® test) Basket trial in indications with high MAGEA4/8 prevalence, e.g. sqNSCLC, SCLC, HNSCC, bladder carcinoma, esophageal carcinoma, ovarian carcinoma, melanoma, uterine carcinosarcoma, sarcoma subtypes Phase 1a: Dose escalation cohort Phase 1b: Dose expansion cohort(s) Up to N=50 patients Up to 15 centers Determine maximum tolerated dose (MTD) and/or recommended phase 2 dose (RP2D) Secondary Objectives Safety and tolerability Initial anti-tumor activity Pharmacokinetics MTD: maximum tolerated dose, RP2D: recommended phase 2 dose TCER®

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model; 1 Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. 2 Conducted in collaboration with BMS Phase 1a: Dose Escalation Phase 1b: Dose Expansion MABEL-based starting dose Weekly i.v. infusions1 2-week DLT evaluation period Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model) MTD/ RP2D Adaptive design aimed at accelerating dose escalation Focus on specific indications planned Potential development option for checkpoint inhibitor combination or other combination therapies2 Monotherapy expansion cohort TCER®

TCER® IMA401 Targeting MAGEA4/8 Product Candidate in Clinical Development with Bristol Myers Squibb Treatment schedule Tumor Model in Mice1 Complete remissions observed in all animals even at low IMA401 dose of 0.05 mg/kg No detectable outgrowth of tumors during prolonged observation period of 70 days N=6 mice per group, two PBMC donors Dose: two dose levels TCER® 1 Hs695T xenograft model in MHC I/II ko NSG mice, tumor volume of individual mice shown

TCER® IMA402 Targeting PRAME Preclinical-stage Product Candidate Fully Owned by Immatics PRAME Target Peptide HLA-A*02-restricted PRAME peptide targeted by TCER® IMA402 is one of the most frequently expressed intracellular cancer targets for TCR-based therapies Homogenously expressed at high prevalence across multiple solid tumors including melanoma, lung cancer, gynecological cancers (ovarian, breast, uterine) and others Preclinical Proof-of-Concept Data High in vitro potency in killing of tumor cells with physiological PRAME peptide levels Favorable safety profile with broad therapeutic window between tumor and normal cell reactivity in vitro Consistent tumor regression including complete responses in NOG mice treated at low doses Extended serum half-life of several days1 expected in humans driven by the TCER® Fc part Well Progressing CMC Development Current data support antibody-like manufacturability and developability GMP process development and IND-enabling activities ongoing Manufacturing of the clinical batch for the Phase 1 trial expected in 2H 2022 1 Based on preclinical testing TCER®

TCER® IMA402 – Efficacy Assessment in Tumor Model in Mice Superior Tumor Control Using a Proprietary, Low-Affinity Recruiter Widely used T cell recruiting Ab (3 variants) medium to high affinity Treatment schedule N=6 mice per group, two PBMC donors Dose: 0.025 mg/kg Proprietary, low-affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher-affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity IMA402 Treatment start Administration of IMA402 in defined dosage interval TCER® Tumor Model in Mice1 1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

TCER® IMA402 – In vitro Safety Assessment with Normal Tissue Cells Cytotoxicity against N≥9 different human normal tissue cell types TCER® IMA402 shows a minimum of 1,000-fold therapeutic window between normal tissue cell reactivity and tumor cell reactivity Normal Tissue Type Therapeutic Window (x-fold) IPSC-derived astrocytes ≥1,000 IPSC-derived GABA neurons ≥1,000 IPSC-derived cardiomyocytes ≥1,000 Human Pulmonary Fibroblasts ≥1,000 Human Cardiac Microvascular Endothelial Cells ≥1,000 Human Dermal Microvascular Endothelial Cells ≥1,000 Human Aortic Endothelial Cells ≥1,000 Human Coronary Artery Smooth Muscle Cells ≥1,000 Human Tracheal Smooth Muscle Cells ≥1,000 IPSC-derived Cardiomyocytes PRAME-positive tumor cell line normal tissue cell type TCER®

Immatics’ Proprietary Target and TCR Discovery Platforms

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti-Tumor Activity and Minimize Safety Risks of TCR-based Immunotherapies True Targets via XPRESIDENT® technology platform are naturally presented on tumor tissues as identified by mass-spec are absent or presented at only low levels on normal tissues are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform recognize the target peptide with high affinity and specificity  show selective killing of tumor cells are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Immatics’ Unique Capability – Identification of the most Relevant Target Example of MAGEA4/8 Peptide Target 1 Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, 2 Students paired T test p<0.0012 Technology MAGEA4/8 target is presented at >5-fold higher target density1 than a commonly used MAGEA4 target peptide XPRESIDENT® quantitative information on target density1 between peptides originating from the same source protein Ranking of pHLA targets

Technology Pool of 200 Prioritized Targets as Foundation for Future Value Generation 200 Prioritized Targets Grouped in 3 Target Classes: Well known and characterized parent protein (20%) e.g. MAGE family cancer testis antigens Unknown or poorly characterized parent protein (60%) e.g. stroma target COL6A3 exon 6 Crypto-targets/Neoantigens (20%) Novel target class which includes RNA-edited peptides & non-classical neoantigens  ~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach >500 million MS/MS spectra >25,000 experiments >8,500 peptides filed for patent >2,500 cancer & normal tissues analyzed by Quantitative, Ultra-Sensitive Mass Spectrometry pHLA Database based on primary tissues >200 prioritized targets

Development of the Right TCR – XCEPTOR® Technology TCR Discovery and Engineering for ACT and TCR Bispecifics TCR Bispecifics T cell engaging receptor (TCER®) Adoptive Cell Therapy ACTengine® ACTallo® Fast, efficient and highly sensitive discovery of highly specific, natural TCRs Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity Early de-selection of cross-reactive TCRs by the unique interplay between Immatics’ target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery1 and TCR maturation2 Micromolar affinity Nanomolar affinity Technology 1 XPRESIDENT®-guided off-target toxicity screening; 2 XPRESIDENT®-guided similar peptide counterselection

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development Target peptide presented on tumor cells Selective killing of tumor cells Target peptide presented on normal cells Off-target toxicity On-target (off-tumor) toxicity A different HLA is recognized on normal cells Alloreactivity Similar peptide presented on normal cells1 XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues Technology 1 Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron et al., Sci Transl Med)

Corporate Information & Milestones

Experienced Global Leadership Team Across Europe and the US Harpreet Singh Chief Executive Officer Co-Founder >20 yrs biotech experience Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience (Micromet, Roche, Fresenius) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys, Jerini, Shire, Signature Dx) Steffen Walter Chief Technology Officer Co-Founder Immatics US >15 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs  biotech experience  (Probiodrug, NovImmune, Medigene,  InflaRx) Toni Weinschenk Chief Innovation Officer Co-Founder >15 yrs biotech experience Jordan Silverstein Head of Strategy >10 yrs biotech experience  (Advanced Accelerator Applications, InflaRx) Edward Sturchio General Counsel >15 yrs pharma & biotech experience (Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics)  Cedrik Britten Chief Medical Officer >10 yrs pharma & biotech experience  (BioNTech, GSK) Corporate

Strong, Focused and Highly Integrated Trans-Atlantic Organization Senior Leadership, Business Development, Clinical Operations, Intellectual Property, Regulatory Affairs, Communications Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations Munich, Germany, ~45 FTEs Tübingen, Germany, ~175 FTEs Houston, Texas , ~125 FTEs Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR®, TCER®), Translational Development, Clinical Operations, Finance, HR, IT, QM Corporate FTE status as of 31 December 2021

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage Cancer targets, TCRs and technology protected by:  5,800 applications and patents filed in all major countries and regions >120 patent families >2,000 granted patents, thereof >490 granted patents in the US Corporate

Near-Term Value Drivers and Development Milestones Clinical Expansion of TCR Bispecifics and the Next-generation of TCR-T Leverage full potential of targeting PRAME Focused & accelerated development of IMA203 expansion cohorts Develop IMA402, an off-the-shelf TCER® Advance clinical development of ACTengine® candidates Multiple IMA203 Ph1b expansion cohorts: Monotherapy, checkpoint combination, 2nd-gen approach IMA203CD8 Next IMA203 monotherapy data read-out in 2H 2022 Initial data read-out for checkpoint combination, IMA203CD8 YE 2022 Advance IMA204 to the clinic, submission of IND application YE 2022 Further clinical development of TCER® candidates Start of Ph1 trial for IMA401 (MAGEA4/8) in May 2022 Manufacturing of IMA402 clinical batch in 2H 2022, clinical trial in 2023 Innovative TCER® program(s) IMA40X in preclinical development Corporate